UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-31314
CUSIP NUMBER: 007865108

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: July 30, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please print or type. Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Aéropostale, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

112 West 34th Street, 22nd Floor
New York, New York 10120
Address of Principal Executive Office (Street and number)
City, State and Zip Code

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Aéropostale, Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the period ended July 30, 2016 (the “Quarterly Report”). The Company is unable to file its Quarterly Report within the prescribed time period or within the five day extension period permitted by the applicable rules of the Securities and Exchange Commission without unreasonable effort and expense.

As previously disclosed, on May 4, 2016, the Company and each of its subsidiaries filed voluntary petitions in the United States Bankruptcy Court for the Southern District of  New York (the “Bankruptcy Court”) seeking relief under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”). The Chapter 11 cases are being administered jointly under the caption “In re Aéropostale, Inc., et al.”, Case No. 16-11275 (the “Chapter 11 Cases”). The Company and its subsidiaries continue to operate their businesses and manage their properties as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court.  In addition, on September 1, 2016, the Company concluded an auction for its assets (the “Auction”) pursuant to the orders of the Bankruptcy Court and, on September 2, 2016, filed with the Bankruptcy Court the terms of the successful bid.  The Bankruptcy Court hearing to consider the sale will take place on September 12, 2016.

Due to the considerable time and resources management must devote to the Chapter 11 Cases, the Auction and sale of the Company, and the related administrative requirements, the Company has been unable to complete the preparation of its Quarterly Report within its normal review cycle and has determined that it is unable to timely file its Quarterly Report without unreasonable effort or expense.  At this time, the Company is unable to estimate when it will be able to complete and file its Quarterly Report.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Marc Schuback	(646)	452-1851
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes  ☒ No

Part III of Annual Report on Form 10-K for the period ended January 30, 2016

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒Yes ☐  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The condensed consolidated statements of operations for the 13 and 26 weeks ended July 30, 2016 set forth below are unaudited preliminary estimates as of the date of this filing, and have not been reviewed by the Company’s independent auditor.

 AÉROPOSTALE, INC. AND SUBSIDIARIES
(DEBTOR-IN-POSSESSION)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)
(Unaudited)

	13 weeks ended		26 weeks ended
	July 30, 2016	August 1, 2015	July 30, 2016	August 1, 2015
Net sales	$320,889	$326,861	$619,530	$645,504
Cost of sales (includes certain buying, occupancy and warehousing expenses)	225,113	268,532	479,604	528,052
Gross profit	95,776	58,329	139,926	117,452
Selling, general and administrative expenses	81,719	101,826	170,886	201,347
Restructuring (benefit) charges	—	(6,066)	—	(6,008)
Income (Loss) from operations	14,057	(37,431)	(30,960)	(77,887)
Interest expense	4,042	2,848	8,351	6,235
Income (Loss) before reorganization items and income taxes	10,015	(40,279)	(39,311)	(84,122)
Reorganization items, net	23,210		30,733
Income tax expense (benefit)	(544)	3,380	1,023	4,805
Net loss	$(12,651)	$(43,659)	$(71,067)	$(88,927)
Basic loss per share	$(0.16)	$(0.55)	$(0.88)	$(1.12)
Diluted loss per share	$(0.16)	$(0.55)	$(0.88)	$(1.12)
Weighted average basic shares	80,634	79,570	80,473	79,423
Weighted average diluted shares	80,634	79,570	80,490	79,423

Net Sales

Net sales decreased by $6.0 million, or 2%, for the second quarter of 2016.  This was due to a decline in average square footage of 20% resulting from store closures, offset, in part, by slightly positive comparable sales compared to the same period last year.  The overall comparable sales, including the e-commerce channel, reflected a flat average unit retail along with a 3% decrease in the number of sales transactions which was offset by a 3% increase in units per sales transaction.

Net sales decreased by $26.0 million, or 4%, for the first twenty-six weeks of 2016. This was due to a decline in average square footage of 20% resulting from store closures and a comparable sales decrease of 2% when compared to the same period last year.  The overall comparable sales, including the e-commerce channel, reflected decreases of 2% in the number of sales transactions and 3% in average unit retail, which were partially offset by an increase of 3% in units per sales transaction.

Cost of Sales and Gross Profit

Gross profit increased by $37.4 million for the second quarter of 2016 compared to the same period last year. The increase was due to a $17.0 million improvement comprised of an increase in net merchandise margins along with reduced occupancy and depreciation expenses.  Additionally, the reversal of deferred allowances and rent liabilities related to the previously announced store closings netted a $19.0 million increase to gross profit.  These increases were partially offset by asset impairment charges of $1.2 million related to the store closings.  Gross profit for the second quarter of 2015 was unfavorably impacted by store closing related costs of $2.6 million.

Gross profit increased by $22.5 million for the first twenty-six weeks of 2016 compared to the same period last year. The increase was due to a $14.7 million improvement comprised of an increase in net merchandise margins along with reduced occupancy and depreciation expenses.  Additionally, the reversal of deferred allowances and rent liabilities related to the previously announced store closings netted a $19.0 million increase to gross profit.  These increases were partially offset by asset impairment charges of $16.1 million related to the store closings.  Gross profit for the first twenty-six weeks of 2015 was unfavorably impacted by store closing related costs of $4.9 million.

SG&A

SG&A decreased by $20.1 million, or by 20%, for the second quarter of 2016 compared to the second quarter of 2015.  The decrease was primarily due to $5.1 million of lower corporate expenses, $7.9 million of lower marketing expenses, and $4.5 million of lower store expenses due to reduced store count.  Additionally, SG&A for the second quarter of 2015 included $2.5 million in non-recurring consulting costs.

SG&A decreased by $30.5 million for the first twenty-six weeks of fiscal 2016 compared to the first twenty-six weeks of fiscal 2015. The decrease was primarily due to $5.4 million of lower store-line expenses resulting from store closings and cost savings initiatives, lower corporate expenses of $12.1 million, lower marketing expenses of $10.6 million.

Reorganization Items, Net

Reorganization items, net include expenses, gains and losses directly related to the Debtors’ reorganization proceedings.

The foregoing statements are based on our current expectations as of the date of this filing and involve a number of risks and uncertainties which may cause actual results to differ, as discussed further below. The risks include, but are not limited to, unexpected changes arising during our quarterly review process.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form 12b-25 includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical facts, included in this filing that address activities, events or developments that the Company expects, believes, estimates, targets or anticipates will or may occur in the future are forward-looking statements, including statements regarding, among other things, the estimated three month period ended July 30, 2016 operating results, expectations about the timing, form and content of the Quarterly Report and other SEC filings, the operation of our business during the pendency of the Chapter 11 Cases, the transactions contemplated by the Auction and impacts to its business related thereto.  The Company’s actual results may differ materially from those expressed in these forward-looking statements due to a variety of important risks and other factors, both positive and negative, that could cause material impacts on the Company’s historical or anticipated financial results, including risk factors set forth in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission.  Trading in the Company’s securities during the Chapter 11 proceedings is highly speculative and poses substantial risks.  The Company therefore cautions readers against relying on these forward-looking statements. All forward-looking statements attributable to the Company or persons acting on the Company’s behalf are expressly qualified in their entirety by the foregoing cautionary statements. All such statements speak only as of the date made, and, except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Aéropostale, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 9, 2016	By	/s/ David J. Dick
	Name	David J. Dick
	Title	Senior Vice President – Chief Financial Officer